UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 5)*

Golden Ocean Group Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G39637106
(CUSIP Number)

Frontline Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road,
Hamilton HM 08
Bermuda
+1 (44) 295 6935

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*6,301,796

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*6,301,796

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*6,301,796

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14.	TYPE OF REPORTING PERSON

CO

* Frontline 2012 Ltd. previously received an aggregate 77,500,000 Common Shares (defined below) as compensation pursuant to the Acquisition Agreement (as described in the Schedule 13D filed on May 5, 2014) and the Second Acquisition Agreement (as described in the Schedule 13D/As filed on October 9, 2014 and March 25, 2015). On June 26, 2015, Frontline 2012 Ltd. made a distribution of 75,385,871 Common Shares as a dividend in kind (the "Dividend") to all of its shareholders as of June 15, 2015 (as described in the Schedule 13D/A filed on July 6, 2015), pursuant to which Frontline Ltd. received 4,187,667 Common Shares. On November 30, 2015, in a merger transaction (the "Frontline Merger") by and among Frontline Ltd., Frontline 2012 Ltd. and Frontline Acquisition Ltd., a wholly-owned subsidiary of Frontline Ltd., Frontline Acquisition Ltd. merged with and into Frontline 2012 Ltd., with the result that Frontline 2012 Ltd. became a wholly-owned subsidiary of Frontline Ltd. Following the Frontline Merger, Frontline Ltd. beneficially owns 4,187,667 Common Shares and Frontline 2012 Ltd. beneficially owns 2,114,129 Common Shares.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Franklin Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*5,309,132

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*5,309,132

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*5,309,132

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14.	TYPE OF REPORTING PERSON

CO

* Franklin Enterprises Inc. can be deemed to own 5,309,132 Common Shares that are issuable upon conversion of certain notes under the Bond Agreement (the "Bond Shares," as described in the Schedule 13D/A filed on April 28, 2015), which can be converted at an exercise price of $17.63 per Common Share.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*238,737,919

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*238,737,919

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*238,737,919

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.8%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited is the largest shareholder in Frontline Ltd., holding approximately 51.6% of its issued and outstanding shares. As such, in addition to its current holdings of Common Shares, it may also be deemed to beneficially own the 6,301,796 Common Shares that Frontline Ltd. beneficially owns. Hemen Holding Limited may also be deemed to beneficially own the 13,000,000 Common Shares it has lent to Farahead Investments Inc. See Items 5 and 6.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*244,047,051

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*244,047,051

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*244,047,051

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.8%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited and Franklin Enterprises Inc. As such, it may be deemed to beneficially own the 238,737,919 Common Shares that Hemen Holding Limited beneficially owns and the 5,309,132 Common Shares convertible from certain notes held by Franklin Enterprises Inc. pursuant to the Bond Agreement (as described in the Schedule 13D/A filed on April 28, 2015).

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*244,047,051

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*244,047,051

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*244,047,051

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.8%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen (who serves as Chairman of the Board of Directors of Frontline Ltd.) for the benefit of his immediate family members (the "C.K. Limited Trusts"). The C.K. Limited Trusts are the direct owners of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited and Franklin Enterprises Inc. As such, C.K. Limited may be deemed to beneficially own the 238,737,919 Common Shares that Hemen Holding Limited beneficially owns and the 5,309,132 Common Shares convertible from certain notes held by Franklin Enterprises Inc. pursuant to the Bond Agreement (as described in the Schedule 13D/A filed on April 28, 2015).

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Farahead Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*13,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*13,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*13,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14.	TYPE OF REPORTING PERSON

CO

* Farahead Investments Inc. has borrowed its Common Shares from Hemen Holding Limited. See Items 5 and 6.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenfields Holding Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*13,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*13,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*13,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14.	TYPE OF REPORTING PERSON

CO

* Greenfields Holding Inc. is the sole shareholder of Farahead Investments Inc. As such, it may be deemed to beneficially own the 13,000,000 Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GSA Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*13,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*13,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*13,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14.	TYPE OF REPORTING PERSON

CO

* GSA Limited is the trustee of various trusts established by John Fredriksen (who serves as the Chairman of the Board of Directors of Frontline Ltd.) for the benefit of his immediate family members (the "GSA Limited Trusts", and together with the C.K. Limited Trusts, the "Trusts"). The GSA Limited Trusts are the direct owners of Greenfields Holdings Inc., and the indirect owners of Farahead Investments Inc. As such, GSA Limited may be deemed to beneficially own the 13,000,000 Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

103,118

8.	SHARED VOTING POWER

*244,047,051

9.	SOLE DISPOSITIVE POWER

103,118

10.	SHARED DISPOSITIVE POWER

*244,047,051

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*244,150,169

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.8%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 244,150,169 Common Shares through his indirect influence over Hemen Holding Limited, Greenwich Holdings Limited, Franklin Enterprises Inc., Farahead Investments Inc., and Greenfields Holding Inc., the shares of which are held in the Trusts, and his ownership of 103,118 vested options each representing one Common Share (the "Option Shares," as described in the Schedule 13D/A filed on April 28, 2015). The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 244,047,051 Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Franklin Enterprises Inc., Farahead Investments Inc. and Greenfields Holding Inc. except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 244,047,051 Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Franklin Enterprises Inc., Farahead Investments Inc. and Greenfields Holding Inc.

CUSIP NO. G39637106

Item 1. Security and Issuer

This Amendment No. 5 is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on May 5, 2014 (the "Schedule 13D"), as amended on October 9, 2014, March 25, 2015, April 28, 2015, and July 6, 2015, with respect to the Common Shares, par value $0.01 per share (the "Common Shares") of Golden Ocean Group Limited, formerly known as Knightsbridge Shipping Limited, a company incorporated in Bermuda (the "Issuer"). The address of the principal executive office of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2. Identity and Background

Item 2(a) – (c) and (f) of Schedule 13D is hereby amended and restated to read as follows:

(a),(f)
The persons filing this statement are Frontline Ltd., a company incorporated in Bermuda ("Frontline"), Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), Franklin Enterprises Inc., a company incorporated in Liberia ("Franklin"), Farahead Investments Inc., a company incorporated in Liberia ("Farahead"), Greenfields Holding Inc., a company incorporated in Liberia ("Greenfields"), GSA Limited, a company incorporated in Jersey ("GSA Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Frontline, Hemen, Greenwich, Franklin, Farahead, Greenfields and GSA Limited, the "Reporting Persons").

(b)	The address of the principal place of business of Frontline is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of Hemen is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 13 Castle Street, St. Helier, Jersey JE4 5UT.

The address of the principal place of business of Franklin is c/o Georgina Sousa, Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of Farahead is c/o Seatankers Management Co. Ltd., P.O. 53562, CY-3399 Limassol, Cyprus.

The address of the principal place of business of Greenfields is c/o Seatankers Management Co. Ltd., P.O. 53562, CY-3399 Limassol, Cyprus.

The address of the principal place of business of GSA Limited is 3rd Floor, Standard Bank House, 47-49 La Motte Street, St. Helier, Jersey JE2 4SZ.

The address of Mr. Fredriksen is c/o Frontline Corporate Services Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)
The principal business of Frontline is acting as an international shipping company. The principal business of Hemen, Greenwich, Franklin, Farahead and Greenfields is acting as investment holding companies. Hemen is the largest shareholder in Frontline, holding approximately 51.6% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen and Franklin and Greenfields is the sole shareholder of Farahead. The principal business of C.K. Limited and GSA Limited is acting as trustees of various trusts established by John Fredriksen (who serves as the Chairman of the Board of Directors of Frontline) for the benefit of his immediate family members (the "Trusts"). The Trusts are the owners of Greenwich and Greenfields. As a result of the foregoing, the total Common Shares reported as beneficially owned by each of Frontline, Hemen, Greenwich, Franklin, C.K. Limited, Farahead, Greenfields and GSA Limited are reported as indirectly owned by the Trusts established by John Fredriksen for the benefit of his immediate family.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

John Fredriksen	Chairman & Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Frontline Corporate Services Limited, 15 Sloane Square, London SW1W 8ER, UK. Mr. Fredriksen is also the President, Director and Chairman of the Board of Seadrill Limited and a Director of the Issuer.

Kate Blankenship	Director
Ms. Blankenship is a citizen of the United Kingdom. Ms. Blankenship also serves as a Director of the Issuer, Seadrill Limited, Seadrill Partners LLC, Ship Finance International Limited, Archer Limited, Independent Tankers Corporation Limited and North Atlantic Drilling Ltd.

Georgina E. Sousa	Director & Secretary
Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the Director and Secretary of North Atlantic Drilling Ltd., the Director and Secretary of Seadrill Limited, the Director and Secretary of Ship Finance International Limited, and the Secretary of the Issuer, Seadrill Partners LLC, and Archer Limited.

Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the Chairman of the Board and Director of the Issuer.

Robert Hvide Macleod	Director and Principal Executive Officer	Mr. Macleod is a citizen of Norway. Mr. Macleod is also the Chief Executive Officer of Frontline Management AS.

Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the Chief Financial Officer of Frontline Management AS.

Claire M.E. Burnard	Assistant Secretary	Ms. Burnard is a citizen of the British Overseas Territories. Ms. Burnard's principal occupation is serving as Assistant Secretary of Frontline.

Colleen E. Simmons	Assistant Secretary	Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen's directors is set forth below. Hemen does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Kostas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Pallaris is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Christoforis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Kostas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY4103, Limassol, Cyprus. Mr. Pallaris is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Chris Bunt	Director	Mr. Bunt's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

The name, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of Franklin's directors is set forth below. Franklin does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Georgina Sousa	Director
Ms. Sousa's principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the Director and Secretary of North Atlantic Drilling Ltd., the Director and Secretary of Seadrill Limited, the Director and Secretary of Ship Finance International Limited, and the Secretary of the Issuer, Seadrill Partners LLC, and Archer Limited.

Colleen E. Simmons	Director
Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

Demetrious Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of Farahead's directors is set forth below. Farahead does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Georgina Sousa	Director
Ms. Sousa's principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the Director and Secretary of North Atlantic Drilling Ltd., the Director and Secretary of Seadrill Limited, the Director and Secretary of Ship Finance International Limited, and the Secretary of the Issuer, Seadrill Partners LLC, and Archer Limited.

Colleen E. Simmons	Director
Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenfields' directors is set forth below. Greenfields does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Demetrious Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Georgina Sousa	Director
Ms. Sousa's principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the Director and Secretary of North Atlantic Drilling Ltd., the Director and Secretary of Seadrill Limited, the Director and Secretary of Ship Finance International Limited, and the Secretary of the Issuer, Seadrill Partners LLC, and Archer Limited.

Colleen E. Simmons	Director
Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of GSA Limited's directors is set forth below.  GSA Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Consortia Directors Ltd	Directors	Consortia's business address is at 3rd Floor, Standard Bank House, 47-49 La Motte Street, St Helier, Jersey JE2 4SZ, Channel Islands. Consortia Directors Ltd. is incorporated in Jersey.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(d),(e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to add the following:

On February 19, 2016, the Issuer announced that it successfully completed a private placement of new Common Shares in Norway (the "Private Placement") pursuant to certain exemptions from registration under the U.S. Securities Act of 1933, as amended. Hemen purchased 158,000,000 new Common Shares at NOK 5.00 (approximately USD $0.58) per share in the Private Placement. The Issuer's existing unused authorized share capital was not sufficient to issue all the new Common Shares in the Private Placement, and Hemen agreed to defer settlement with respect to 16,359,637 of its allocated new Common Shares until an increase in the Issuer`s authorized share capital was approved. Such approval was obtained on February 22, 2016 and the Private Placement closed on February 23, 2016.

Other than as set forth above, there are no material changes to Item 3 from the Schedule 13D/As filed with the Commission on May 5, 2014, October 9, 2014, March 25, 2015, April 28, 2015, and July 6, 2015.

Item 4. Purpose of Transaction

The Reporting Persons at any time and from time to time may acquire additional Common Shares or dispose of any or all of Common Shares they own depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(d)
As of the date hereof, Frontline may be deemed to be the beneficial owner of 6,301,796 Common Shares, constituting 1.2% of the outstanding Common Shares, based upon 521,771,887 Common Shares outstanding, which includes the Bond Shares and the Option Shares. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 6,301,796 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 6,301,796 Common Shares. The 6,301,796 Common Shares beneficially owned by Frontline were received from the Issuer as consideration pursuant to the Acquisition Agreement (as described in the Schedule 13D filed on May 5, 2014), the Second Acquisition Agreement (as described in the Schedule 13D/As filed on October 9, 2014 and March 25, 2015), and the Dividend (as described in the Schedule 13D/A filed on July 6, 2015).

As of the date hereof, Franklin may be deemed to be the beneficial owner of 5,309,132 Common Shares, constituting 1.0% of the outstanding Common Shares, based upon 521,771,887 Common Shares outstanding, which includes the Bond Shares and the Option Shares. Franklin has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 5,309,132 Common Shares. Franklin has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 5,309,132 Common Shares. The 5,309,132 Common Shares beneficially owned by Franklin are issuable upon conversion of certain notes at an exercise price of $17.63 per Common Share pursuant to the Bond Agreement.

As of the date hereof, Hemen may be deemed to be the beneficial owner of 238,737,919 Common Shares, constituting 45.8% of the Common Shares based upon 521,771,887 Common Shares outstanding, which includes the Bond Shares and the Option Shares. The 238,737,919 Common Shares includes Frontline's 6,301,796 Common Shares and Farahead's 13,000,000 Common Shares (as described in Items 2(c), 5, and 6). Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 238,737,919 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 238,737,919 Common Shares.

As of the date hereof, Greenwich, through Hemen and Franklin (as described in Item 2(c)), may be deemed to be the beneficial owner of 244,047,051 Common Shares, constituting 46.8% of the Common Shares based upon 521,771,887 Common Shares outstanding, which includes the Bond Shares and the Option Shares. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 244,047,051 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 244,047,051 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich (as described in Item 2(c)), may be deemed to be the beneficial owner of 244,047,051 Common Shares, constituting 46.8% of the Common Shares based upon 521,771,887 Common Shares outstanding, which includes the Bond Shares and the Option Shares. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 244,047,051 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 244,047,051 Common Shares.

As of the date hereof, Farahead may be deemed to be the beneficial owner of 13,000,000 Common Shares, constituting 2.5% of the Common Shares based upon 521,771,887 Common Shares outstanding. Farahead has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 13,000,000 Common Shares. Farahead has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 13,000,000 Common Shares.

As of the date hereof, Greenfields, through Farahead (as described in Item 2(c)), may be deemed to be the beneficial owner of 13,000,000 Common Shares, constituting 2.5% of the Common Shares based upon 521,771,887 Common Shares outstanding. Greenfields has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 13,000,000 Common Shares. Greenfields has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 13,000,000 Common Shares.

As of the date hereof, GSA Limited, through Greenfields (as described in Item 2(c)), may be deemed to be the beneficial owner of 13,000,000 Common Shares, constituting 2.5% of the Common Shares based upon 521,771,887 Common Shares outstanding. GSA Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 13,000,000 Common Shares. GSA Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 13,000,000 Common Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 244,150,169 Common Shares through his indirect influence over Hemen, Greenwich, Franklin, Farahead and Greenfields, the shares of which are held in the Trusts, and his ownership of 103,118 vested options each representing one Common Share, constituting 46.8% of the Common Shares based upon 521,771,887 Common Shares outstanding, which includes the Bond Shares and the Option Shares. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 244,047,051 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 244,047,051 Common Shares.

Except as described below and other than the transaction described in Item 3 above, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

On January 21, 2016, Farahead borrowed an additional 2,300,000 Common Shares from Hemen. See Item 6 below.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, pursuant to the Acquisition Agreement and the Registration Rights Agreement (as described in the Schedule 13D filed on May 5, 2014), and pursuant to the Second Acquisition Agreement, the Addendum, the Second Registration Rights Agreement and the Voting Agreement (as described in the Schedule 13D/A filed on March 25, 2015), Frontline does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

In 2010, Hemen lent 70,000,000 ordinary shares in Golden Ocean Group Limited, or the Former Golden Ocean, to Farahead. On October 7, 2014, Knightsbridge Shipping Limited, or Knightsbridge, and the Former Golden Ocean entered into an agreement and plan of merger, or the Golden Ocean Merger, pursuant to which the two companies agreed to merge, with Knightsbridge serving as the surviving legal entity. The Golden Ocean Merger was completed on March 31, 2015, the name of Knightsbridge was changed to Golden Ocean Group Limited, and the 70,000,000 ordinary shares previously lent to Farahead by Hemen were exchanged into 9,624,300 Common Shares. On December 16, 2015, Farahead borrowed an additional 1,075,700 Common Shares from Hemen. On January 21, 2016, Farahead borrowed an additional 2,300,000 Common Shares from Hemen.

Except as described herein, pursuant to the Subscription and Settlement Agreement and the Registration Rights Agreement (as described in the Schedule 13D filed on May 5, 2014), and pursuant to the Second Registration Rights Agreement and the Voting Agreement (as described in the Schedule 13D/A filed on March 25, 2015), Hemen does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Except as described herein and pursuant to the Bond Agreement (as described in the Schedule 13D/A filed on April 28, 2015), Franklin does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Except as described herein, Farahead, Greenfields, Greenwich, C.K. Limited and GSA Limited do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2016
(Date)

Frontline Ltd.

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Hemen Holding Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Franklin Enterprises Inc.

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Farahead Investments Inc.

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenfields Holding Inc.

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director

GSA Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)

John Fredriksen (Name)
* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A, dated March 3, 2016, relating to the Common Shares, par value $0.01 per share of Golden Ocean Group Limited shall be filed on behalf of the undersigned.

March 3, 2016
(Date)

Frontline Ltd.
By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Hemen Holding Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Franklin Enterprises Inc.
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Farahead Investments Inc.
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenfields Holding Inc.
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
GSA Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)
John Fredriksen (Name)